Blueport Acquisition Ltd

366 Madison Ave 3rd Floor

New York, NY 10017

July 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE:	Blueport Acquisition Ltd (the “Company”)
Registration Statement on Form S-1
(File No. 333-288356) (the “Registration Statement”)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to become effective on July 14, 2025 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

[Signature page follows]

Very truly yours,

Blueport Acquisition Ltd

By:	/s/ William T. Rosenstadt
Name:	William T. Rosenstadt
Title:	Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP